NICE Recommends CINQAERO® (reslizumab) for the Treatment of Severe Eosinophilic
Asthma

JERUSALEM, July 20, 2017 – Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) today announced that the National Institute for Health and Care Excellence (NICE) in England has recommended CINQAERO® (reslizumab) in its Final Appraisal Determination (FAD). CINQAERO® is a humanized interleukin-5 (IL-5) antagonist monoclonal antibody for add-on therapy in adult patients with severe eosinophilic asthma inadequately controlled despite high-dose inhaled corticosteroids plus another medicinal product for maintenance treatment.

“Despite the availability of current treatment options, many patients with severe eosinophilic asthma still experience uncontrolled symptoms and serious asthma attacks,” said Ian Pavord, Professor of Respiratory Medicine at the University of Oxford. “The NICE decision will be welcomed by the clinical community as it provides access to a new treatment option for these patients.”

“Reslizumab has the potential to dramatically improve the quality of life for some people living with severe asthma, and we are delighted that it has been recommended for use on the NHS,” said Kay Boycott, Chief Executive of Asthma UK. “New monoclonal antibody treatments, which have shown success in clinical trials are likely to be effective in treating around 30-40% of those living with severe asthma, so it is imperative that they are made available. While today’s news is an encouraging step forward, it’s important to note that these treatments will only benefit a certain group of people. There remain many thousands more for whom no effective treatments are available. More research is needed so that in the future all people with severe asthma will have an effective treatment option.”

This decision is based on a dossier submitted to NICE for a Single Technology Appraisal (STA).
Following issuance of the FAD, NICE will provide its formal guidance to the NHS in England. The full NICE recommendations can be viewed on their website.

“Teva is very pleased to receive this decision by NICE as we seek to expand the availability of reslizumab (CINQAERO®) globally in an effort to ensure that patients living with severe, uncontrolled asthma have access to this treatment option,” said Sven Dethlefs, SVP and Head of Global Respiratory Medicines at Teva. “The future of respiratory care shows great promise, and we are proud to be at the forefront of providing innovative medications for such a patient population whose quality of life is often severely impacted by asthma.”

The European Commission granted marketing authorization for CINQAERO® in August 2016 as an add-on therapy in adult patients with severe eosinophilic asthma inadequately controlled, despite high-dose inhaled corticosteroids plus another medicinal product for maintenance treatment. Most recently, the German Federal Joint Committee (G-BA) confirmed that CINQAERO® provided additional benefit in July 2017, with price negotiations with the National Association of Statutory Health Insurance Physicians beginning four weeks after the G-BA decision.

About CINQAERO® (reslizumab)
CINQAERO® is a humanized interleukin-5 (IL-5) antagonist monoclonal antibody (IgG4 kappa). IL-5 is the most selective eosinophil-active cytokine and plays a major role in the maturation, activation and survival of eosinophils. In asthma patients, the eosinophilic phenotype is associated with compromised lung function, more frequent symptoms, and increased risk of exacerbations. CINQAERO® binds to human
IL-5 and prevents it from binding to the IL-5 receptor, thereby reducing eosinophilic inflammation.

About Teva Respiratory
Teva Respiratory develops and delivers high-quality treatment options for respiratory conditions, including asthma, COPD, cystic fibrosis and allergic rhinitis. The Teva Respiratory portfolio is centred on optimizing respiratory treatment for patients and healthcare providers through the development of novel delivery systems and therapies that help address unmet needs. The company’s respiratory pipeline and clinical trial program are based on drug molecules delivered in proprietary dry powder formulations and breath-activated device technologies, as well as a targeted biologic treatment for severe asthma. Through research and clinical development, Teva Respiratory continually works to expand, strengthen and build upon its treatment portfolio to positively impact the lives of the millions of patients living with respiratory disease.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions used by approximately 200 million patients in 100 markets every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,800 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has the world-leading innovative treatment for multiple sclerosis as well as late-stage development programs for other disorders of the central nervous system, including movement disorders, migraine, pain and neurodegenerative conditions, as well as a broad portfolio of respiratory products. Teva is leveraging its generics and specialty capabilities in order to seek new ways of addressing unmet patient needs by combining drug development with devices, services and technologies. Teva’s net revenues in 2016 were $21.9 billion. For more information, visit www.tevapharm.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding CINQAERO®, which are based on management’s current beliefs and expectations and are subject to substantial risks and uncertainties, both known and unknown, that could cause our future results, performance or achievements to differ significantly from that expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:

the uncertainty of commercial success of CINQAERO®;
our specialty medicines business, including: competition for our specialty products, especially Copaxone®, our leading medicine, which faces competition from existing and potential additional generic versions and orally-administered alternatives; the uncertainty of clinical success and obtaining regulatory approvals and our ability to achieve expected results from investments in our product pipeline; competition from companies with greater resources and capabilities; and the effectiveness of our patents and other measures to protect our intellectual property rights;
our business and operations in general, including: our ability to develop and commercialize additional pharmaceutical products; manufacturing or quality control problems, which may damage our reputation for quality production and require costly remediation; interruptions in our supply chain; disruptions of our or third party information technology systems or breaches of our data security; the restructuring of our manufacturing network, including potential related labor unrest; the impact of continuing consolidation of our distributors and customers; and variations in patent laws that may adversely affect our ability to manufacture our products;
compliance, regulatory and litigation matters, including: costs and delays resulting from the extensive governmental regulation to which we are subject; the effects of reforms in healthcare regulation and reductions in pharmaceutical pricing, reimbursement and coverage; potential additional adverse consequences following our resolution with the U.S. government of our FCPA investigation; governmental investigations into sales and marketing practices; potential liability for sales of generic products prior to a final resolution of outstanding patent litigation; product liability claims; increased government scrutiny of our patent settlement agreements; failure to comply with complex Medicare and Medicaid reporting and payment obligations; and environmental risks;

and other factors discussed in our Annual Report on Form 20-F for the year ended December 31, 2016 (“Annual Report”), including in the section captioned “Risk Factors,” and in our other filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov and www.tevapharm.com. Forward-looking statements speak only as of the date on which they are made, and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are cautioned not to put undue reliance on these forward-looking statements.

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